55 Hudson Yards | New York, NY 10001-2163
T: 212.530.5000
milbank.com

VIA EDGAR

July 21, 2020

Shannon Menjivar

Jeffrey Lewis

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:MGM Resorts International

Form 10-K for the year ended December 31, 2019
Filed February 27, 2020

File No. 001-10362

Dear Ms. Menjiver and Mr. Lewis:

Enclosed for filing with the Securities and Exchange Commission on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated July 16, 2020. The Commission’s letter set forth a specific comment (the “Comment”) on the Company’s Form 10-K for the year ended December 31, 2019.

Set forth below is the Company’s response to the Comment, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comment, the original comment is included at the beginning of the response.

Form 10-K for the year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures , page 40

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1.	We understand that you use Adjusted EBITDAR as a valuation measure. Please tell us why you believe it is appropriate to present this measure on a comparable basis.

The Company presents Adjusted EBITDAR on a consistent and comparable basis for all periods presented solely as a supplemental disclosure to reported GAAP measures that the Company believes is widely used as a principal basis for the valuation of gaming companies by analysts, lenders, financial institutions, investors, the Company and its peers, and because presenting Adjusted EBITDAR on a comparable basis assists such analysts, investors and others to understand changes in the Company’s value over time as evidenced by comparative Adjusted EBITDAR presentations included by analysts within certain research reports.

Adjusted EBITDAR provides useful information to analysts, lenders, financial institutions, and investors when valuing the Company, as well as comparing the Company’s valuation to other gaming companies, without regard to differences in capital structure and leasing arrangements, since Adjusted EBITDAR eliminates the effects of triple net operating leases and ground leases and the capital structures of other gaming companies may or may not include triple net operating leases or ground leases. Adjusted EBITDAR is also commonly used by operating companies in other industries where there is significant variability in the way that capital assets are financed, such as airline operators and nursing home operators. Adjusted EBITDAR is an especially important valuation metric for the Company because a majority of the Company’s properties are subject to triple net lease arrangements.  Since the Company has financed (and may finance in the future) a significant majority of its real estate through triple net leases, investors and analysts value the Company’s enterprise by utilizing a multiple which is applied to the estimated rental payments specific to the Company’s triple net leases with its landlords, which is then added to the Company’s net debt and market capitalization. The sum is then divided by Adjusted EBITDAR to arrive at the Company’s enterprise value multiple.

Disclosing Adjusted EBITDAR on a consistent and comparable basis for all periods presented serves an important purpose in helping investors and analysts value the Company’s present business, which importantly includes understanding the changes in the Company’s value over time in much the same way that presenting comparative balance sheets allow investors and analysts to understand changes in the Company’s financial position over time.    To provide further management discussion and analysis around the changes in what constitutes Adjusted EBITDAR, the Company discloses and analyzes the changes in the underlying Adjusted Property EBITDAR (the Company’s primary profit measure for its reportable segments) which aggregate to the consolidated Adjusted EBITDAR and reconciles such amounts to net income for all periods presented.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller

Rod Miller

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Copies to:	William J. Hornbuckle
Corey Sanders
John M. McManus
Robert C. Selwood

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